# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, nominal value of $0.0001
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 07/02/2025
Amends the filing with accession number 0001104659-21-112174
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Patrice Walch-Watson, Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, Ontario, Canada (Federal Level) (Z4), M5C 2W5, (416) 868-4075

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: working capital (WC); sole voting power 88,846,844; shared voting power 0; sole dispositive power 88,846,844; shared dispositive power 0; aggregate amount beneficially owned 88,846,844 (34.6% of the class)
  Comment: Item 13 is calculated based on 244,266,823 Class A ordinary shares (excluding treasury shares), nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"), outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on July 30, 2024.
  
  With respect to items 7, 9, 11 and 13, the Reporting Person currently holds 76,501,166 Shares of the Issuer. In addition, the Business Combination Agreement grants the Reporting Person the right to, at its discretion, transfer the ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer ("ReNew India"), held by the Reporting Person (the "India Shares") to the Issuer in exchange for an aggregate of 12,345,678 Shares. The Reporting Person also holds one Class D ordinary share of the Issuer, nominal value of $0.0001 (the "Class D Share"). The Class D Share effectively gives the Reporting Person the right to exercise its voting rights as if the Reporting Person had already converted the India Shares into Shares. As of March 31, 2025, the Reporting Person is considered to beneficially own an aggregate of 88,846,844 Shares, or 34.6% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, nominal value of $0.0001
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Comment: This Amendment No. 10 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 and amended and supplemented on February 15, 2022, February 18, 2022, February 24, 2022, September 23, 2022, October 3, 2022, March 2, 2023, March 8, 2023, July 24, 2023, and December 10, 2024 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the "Shares"), of the Issuer. The principal executive office of the Issuer is located at c/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the final paragraph of Item 2 of the Original Schedule 13D in its entirety as follows:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to the Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling the Reporting Person (collectively, the "Covered Persons"), required by Item 2 of Schedule 13D, is provided on Schedule I (attached as Exhibit 99.16) ("Schedule I") and is incorporated by reference herein. Schedule I to this Amendment amends and restates the information set forth on Schedule I to the Original Schedule 13D in its entirety.
Residence or business address: See Item 2(a) above, which is incorporated by reference herein.
Present principal occupation or employment: See Item 2(a) above, which is incorporated by reference herein.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the Reporting Persons' knowledge, any Covered Person listed on Schedule I (attached as Exhibit 99.1) has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the Reporting Persons' knowledge, any Covered Person listed on Schedule I (attached as Exhibit 99.1) has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Revised Non-Binding Proposal

On July 2, 2025, the Consortium jointly submitted a revised non-binding proposal (the "Revised Proposal") to the special committee of the Board increasing the price per Share that the Consortium is proposing to pay to acquire all of the Shares (on a fully diluted basis) of the Issuer not presently owned by the Consortium Members in the Proposed Transaction to $8.00 per Share.

The Revised Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium or any Consortium Members, on the one hand, and the Issuer, on the other hand, relating to the Revised Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered.

References to, and descriptions of, the Revised Proposal in this Schedule 13D are qualified in their entirety by the terms of the Revised Proposal, a copy of which is attached hereto as Exhibit 99.13 and is incorporated in its entirety into this Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

Amendment No. 1 to Consortium Bid Conduct Agreement

On July 3, 2025, the Consortium entered into an amendment No. 1 to the Consortium Bid Conduct Agreement pursuant to which, among other things, the outside date for the restrictions set forth in Section 2.6 of the Consortium Bid Conduct Agreement has been extended to September 30, 2025.

References to, and descriptions of, the amendment No. 1 to Consortium Bid Conduct Agreement in this Schedule 13D are qualified in their entirety by the terms of the amendment No. 1 to Consortium Bid Conduct Agreement, a copy of which is attached hereto as Exhibit 99.14 and is incorporated in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

Exhibit 99.13 Revised Proposal, dated July 2, 2025, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha.

Exhibit 99.14 Amendment No. 1 to Consortium Bid Conduct Agreement, dated July 3, 2025, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha.

Exhibit 99.15 Power of Attorney of Canada Pension Plan Investment Board.

Exhibit 99.16 List of Covered Persons

## Signatures
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels / Managing Director, Head of Compliance (07/03/2025)
Comment: Exhibit 99.15 Power of Attorney of Canada Pension Plan Investment Board